FIAT CHRYSLER AUTOMOBILES N.V.
25 St. James’s Street
London SW1A 1HA
United Kingdom
June 12, 2015
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fiat Chrysler Automobiles N.V. (the “Company”)
Registration Statement on Form F-4 (File No. 333‑204303)

Ladies and Gentlemen:
In connection with the registration statement on Form F-4 (File No. 333‑204303) of the Company relating to exchange offers of (i) the Company’s new 4.500% Senior Notes due 2020 (the “New 2020 Notes”) for all of the Company’s outstanding 4.500% Senior Notes due 2020 (the “Initial 2020 Notes”) in an aggregate principal amount of $1,500,000,000 previously issued pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”) and (ii) the Company’s new 5.250% Senior Notes due 2023 (the “New 2023 Notes” and, together with the “New 2020 Notes,” the “New Notes”) for all of the Company’s outstanding 5.250% Senior Notes due 2023 (the “Initial 2023 Notes” and, together with the “Initial 2020 Notes,” the “Initial Notes”) in an aggregate principal amount of $1,500,000,000 previously issued pursuant to Rule 144A and Regulation S under the Securities Act, the Company hereby makes the following representations to the Commission:

1.
The Company is registering under the Securities Act the New Notes to be offered in the exchange offers (the “Exchange Offers”) in reliance on the staff’s position in Shearman & Sterling (available July 2, 1993), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holding Corporation (available May 13, 1988) (collectively, the “Exxon Capital Letters”); and

2.
The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offers and, to the best of the Company’s information and belief, each person participating in the Exchange Offers is acquiring the New Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offers. In this regard, the Company will make each person participating in the Exchange Offers

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aware (through the prospectus relating to the Exchange Offers or otherwise) that any securityholder using the Exchange Offers to participate in a distribution of the New Notes (a) may not rely on the staff’s position in the Exxon Capital Letters or similar letters and (b) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

The Company will also include in the letter of transmittal (or similar documentation to be executed by each person participating in the Exchange Offers) disclosure that by accepting an Exchange Offer each holder (including any broker-dealer) of the Initial Notes represents to the Company that it is not an affiliate of the Company, that the New Notes will be acquired in the ordinary course of business, and that such holder is not engaged in, and does not intend to engage in, a distribution of the New Notes to be received in the Exchange Offers. If a broker-dealer holds Initial Notes for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of securities to be received in the Exchange Offers.

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If you have any questions, please do not hesitate to contact Scott D. Miller of Sullivan & Cromwell LLP by telephone (+1 212 558 3109) or email (millersc@sullcrom.com).
Yours truly,

FIAT CHRYSLER AUTOMOBILES N.V.

/s/ Giorgio Fossati
Name:	Giorgio Fossati
Title:	Corporate General Counsel

cc:     J. Nolan McWilliams, Esq.
Sonia Bednarowski, Esq.
John Dana Brown, Esq.
(Securities and Exchange Commission)

Scott D. Miller
(Sullivan & Cromwell LLP)